Copa Holdings Announces Monthly Traffic Statistics for December 2011

PANAMA CITY, Jan. 10, 2012 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for December 2011:

Operating Data	December	December	% Change	FY	FY	% Change
	2011	2010	(YOY)	2011	2010	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,286.7	1,045.2	23.1%	13,350.0	10,950.2	21.9%
RPM (mm) (2)	975.3	819.1	19.1%	10,196.5	8,416.4	21.2%
Load Factor (3)	75.8%	78.4%	-2.6p.p.	76.4%	76.9%	-0.5p.p.
International Service
ASM (mm) (1)	1,206.3	932.4	29.4%	12,364.3	9,688.1	27.6%
RPM (mm) (2)	908.1	734.3	23.7%	9,441.8	7,474.5	26.3%
Load Factor (3)	75.3%	78.8%	-3.5p.p.	76.4%	77.2%	-0.8p.p.
Domestic Service
ASM (mm) (1)	80.4	112.8	-28.7%	985.8	1,262.1	-21.9%
RPM (mm) (2)	67.2	84.7	-20.7%	754.7	941.8	-19.9%
Load Factor (3)	83.6%	75.1%	8.5p.p.	76.6%	74.6%	1.9p.p.

For the month of December 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 19.1%, while capacity increased 23.1%. System load factor for December 2011 was 75.8%, a 2.6 percentage point decline when compared to December 2010.

International passenger traffic grew 23.7%, while capacity increased 29.4%. This resulted in a load factor of 75.3%, a 3.5 percentage point decrease when compared to December 2010. For the month, International capacity represented 93.8% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 20.7%, while capacity decreased 28.7%. As a result, domestic load factor for the month increased 8.5 percentage points to 83.6%. For the month, domestic capacity represented 6.2% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 73 aircraft: 47 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +011-507-304-2677